U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person: William Watkins, 8100 East Camelback Road, Scottsdale, AZ 852514

2.  Date of Event Requiring Statement (Month/Date/Year): 1/14/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol: Lew Corporation "LEWW"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year): n/a

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 450,000

3. Ownership Form: Direct(D)or Indirect(I): D 250,000 I 200,000

4. Nature of Indirect Beneficial Ownership: shares held of record by the Dolores A. Watkins Family Trust

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: options

2. Date Exercisable (Month/Day/Year): 2/28/01
   Expiration Date(Month/Day/Year): 2/28/04

3. Title: Common stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 225,000 shares

4. Conversion or Exercise Price of Derivative Security: $0.50

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): D

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ William K. Watkins
Date: 1/21/02